SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period July 20, 2006

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period April 27, 2006 to July 20, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:

Name:	Stephen Foster

Title:	Company Secretary

Date:	July 20, 2006

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2006 – 13AWC

Please find attached for immediate release, a public announcement concerning Directors’ interests. Mr Marlay has disclosed a beneficial interest in shares allocated (under long-term incentive provisions) and acquired under the Alumina Employee Share Plan. Under the performance testing of the Plan, none of those shares vested.

Stephen Foster
Company Secretary

6 July 2006

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited
ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John MARLAY
Date of last notice	7 July 2005

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial entitlements to shares held by the Alumina Employee Share Plan Pty Ltd (trustee of Alumina Employee Share Plan) on behalf of Mr Marlay.

Date of change	30 June 2006

No. of securities held prior to change

40,000 fully paid ordinary shares in Alumina Limited – directly held

50,338 fully paid ordinary shares under the Alumina Employee Share Plan – vested and indirectly held

40,862 fully paid ordinary shares under the Alumina Employee Share Plan – not vested and indirectly held

Number acquired	Nil

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change

40,000 directly held fully paid ordinary shares in Alumina Limited

50,338 fully paid ordinary shares in Alumina Limited vested and indirectly held via the Alumina Employee Share Plan

72,500 fully paid ordinary shares in Alumina Limited not vested and indirectly held subject to future performance testing under the Alumina Employee Share Plan

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	No ordinary shares vested to Mr Marlay under the terms and conditions of the Long Term Incentive Plan (Alumina Employee Share Plan) for the financial year ended 31 December 2005. For the shares to be tested under the Alumina Employee Share Plan for the financial year ended 31 December 2006, Mr Marlay’s allocation is 72,500 ordinary shares

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2006 – 14AWC

FUNDING ANNOUNCEMENT

Alumina Limited announced today that it has entered into a new USD700m multi-currency 1, 3 and 5 year loan facility to replace its existing A$700m of short term loan facilities. The new facility is being provided by Bank of America, Bank of Tokyo-Mitsubishi UFJ, Commonwealth Bank and Westpac Banking Corporation.

Alumina’s CFO, Ken Dean, stated that the new facility, along with the strong cashflow being generated in AWAC’s operations, would underpin Alumina’s funding of AWAC’s expansion projects. He added that increasing the Company’s available debt lines and lengthening its maturity profile was consistent with the Company’s policy of conservative financial management.

As at 30 June 2006, Alumina had drawn debt of A$348m. Alumina has a long term credit rating of A- (Stable) from Standard & Poors.

Stephen Foster Company Secretary

20 July 2006

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com